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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-52813

Nationwide Financial Services, Inc.

(Exact name of registrant as specified in its charter)

One Nationwide Plaza, Columbus, OH 43215 Phone: (614)-249-7111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$300.0 million principal, 5.90% senior notes, due July 1, 2012

(Title of each class of securities covered by this Form)

$400.0 million principal, 6.45% fixed-to-floating rate junior subordinated notes, due May 15, 2037

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 114

Pursuant to the requirements of the Securities Exchange Act of 1934 Nationwide Financial Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Nationwide Financial Services, Inc.

Date:	January 30, 2009	By:	/s/ Timothy G. Frommeyer
Timothy G. Frommeyer Senior Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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